

November 13, 2013

<u>Via E-mail</u>
Meng Hao
President
Razor Resources Inc.
8-5-128 Jichexiaoqu
Chanchun, Jilin
China

> **Re: Razor Resources Inc.**
> **Form 8-K**
> **Filed October 8, 2013**
> **File No. 000-51973**

Dear Mr. Hao:

We issued comments to you on the above captioned filing on October 15, 2013**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 27, 2013.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3796 if you have any questions.

Sincerely,

/s/Myra Moosariparambil

Myra Moosariparambil
Staff Accountant